(The following is an unofficial English translation of the Convocation Notice of the 66th Ordinary General Meeting of Shareholders of Advantest Corporation (the “Company”). The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)

(Stock Code Number: 6857, TSE first section)
June 2, 2008

To Our Shareholders

Toshio Maruyama
Representative Board Director
President and CEO
ADVANTEST CORPORATION
32-1, Asahi-cho 1-chome,
Nerima-ku, Tokyo

CONVOCATION NOTICE OF
THE 66th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the 66th ordinary general meeting of shareholders of ADVANTEST CORPORATION (the “Company”) will be held as set forth below.  Your attendance thereat is respectfully requested.

If you are not able to attend the meeting, we request that you exercise your voting rights in one of the following ways by 5:00 p.m. of June 24, 2008 (Tuesday) after carefully reading the reference documents as set forth below.

(Exercise of voting rights in writing by submitting the enclosed voting right exercise form)

Please indicate your intention to vote “for” or “against” each agenda item in the enclosed voting right exercise form, then send the said form to us by the time limit set forth above.

(Exercise of voting rights by way of electro-magnetic method (via the Internet, etc.))

Please access the website for casting votes (http://www.e-tosyodai.com) and indicate your intention to vote “for” or “against” each agenda item by following the on-screen instructions by the time limit set forth above. For details, please refer to “Instructions for the Exercise of Voting Rights via the Internet, etc.” as set forth on page 11.

1.	Date and time:	June 25, 2008 (Wednesday) at 10:00 a.m.

2.	Place:	Main Conference Room of Advantest Corporation 32-1, Asahi-cho 1-chome, Nerima-ku, Tokyo

3.	Subject matters of the general meeting of shareholders:

Matters to be reported:

Item No.1:	Matters concerning the business report, consolidated financial statements and financial statements for the 66th Fiscal Year (from April 1, 2007 to March 31, 2008);

Item No.2:	Matters concerning the results of audit of the Company’s consolidated financial statements by an independent auditor and the Board of Corporate Auditors

Matters to be resolved:

Agenda Item No. 1:	Election of nine directors

Agenda Item No. 2:	Election of two corporate auditors

Agenda Item No. 3:	Issuance of the stock acquisition rights as stock options

4.     Matters decided with respect to the convocation

(1)	If the voting right is exercised by way of both voting right exercise form and electro-magnetic method, the exercise of voting right by way of electro-magnetic method shall be deemed valid.

(2)	If the voting right is exercised by way of electro-magnetic method multiple times, the last exercise of voting right shall be deemed valid.

When you arrive at the meeting, please submit the enclosed voting right exercise form to the reception desk at the site of the meeting.

Amendments to the reference documents for the general meeting of shareholders and/or attached materials, if any, will appear on the Company’s website (http://www.advantest.co.jp).

We cordially invite you to attend a reception to be held after the meeting for shareholders and management members of the Company.

For shareholders who will be unable to attend the meeting on the date it is held, we expect to provide voice streaming of the actual meeting (solely with respect to the portion concerning matters to be reported) on the Company’s website beginning on the day of the meeting.

Reference Documents for the general meeting of shareholders

Agenda Items and Reference Matters:

Agenda Item No. 1:	Election of nine directors

Upon the closing of this ordinary general meeting of shareholders, the term of office of all nine directors will expire.  At this time, we request that you elect nine new directors.

The profile of the candidates for director is set forth below.

	Name (Date of Birth)	Brief personal history; position and assignment in the Company; and representatives of other organizations, if any		Number of the Company’s shares owned
1	Shimpei Takeshita (July 14, 1940)	March 1964 June 1985 December 1990 June 1995 June 1997 June 2001 June 2005	Joined Advantest Corporation Director Managing Director Senior Managing Director Representative Board Director and Vice President Vice Chairman of the Board Chairman of the Board (present position)	46,600
2	Toshio Maruyama (April 17, 1948)	April 1973 June 1989 June 1995 June 1999 June 2001 June 2003	Joined Advantest Corporation Director Managing Director Senior Managing Director Representative Board Director and President Representative Board Director, President and COO	6,938
		June 2005	Representative Board Director, President and CEO (present position)
3	Naoyuki Akikusa (December 12, 1938)	April 1961 June 1988 June 1991 June 1992	Joined Fuji Communication Apparatus Mfg. Co., Ltd. (currently Fujitsu Limited) Director of Fujitsu Limited Managing Director of Fujitsu Limited Senior Managing Director of Fujitsu Limited	100
		June 1998	Representative Board Director and President of Fujitsu Limited
		June 2003	Representative Board Director and Chairman of Fujitsu Limited (present position)
		June 2005	Outside Corporate Auditor of Advantest Corporation
		June 2006	Outside Director of Advantest Corporation (present position)

Name (Date of Birth)	Brief personal history; position and assignment in the Company; and representatives of other organizations, if any	Number of the Company’s shares owned
4	Yasushige Hagio (November 24, 1947)	April 1972 April 1982 April 1998 December 2003 June 2004	Assistant Judge, Tokyo District Court Judge, Tokyo District Court Instructor, Legal Training and Research Institute Chief of Shizuoka District Court Registered as Attorney-at-Law Joined Seiwa Patent Office and Law (present position)	200
		June 2006	Outside Director of Advantest Corporation (present position)
5	Takashi Tokuno (October 9, 1948)	April 1971 June 1996 June 2000 June 2003 June 2004 June 2006 October 2007	Joined Advantest Corporation Director Managing Director Managing Executive Officer Director, Managing Executive Officer Director, Senior Executive Officer (present position) Products and Production (present position)	5,872
6	Hiroshi Tsukahara (August 26, 1950)	April 1974 June 2001 June 2003 June 2005 June 2006 June 2007	Joined Advantest Corporation Director Executive Officer Managing Executive Officer Senior Vice President, 1st Test System Business Group (present position) Director, Managing Executive Officer (present position) Technology and Development (present position)	3,500
7	Yuichi Kurita (July 28, 1949)	April 1973 March 2001 June 2003 June 2005 June 2007	Joined Fujitsu Limited Joined Advantest Corporation Executive Officer Senior Vice President, Corporate Planning Group (present position) Director, Managing Executive Officer (present position) Corporate Affairs (present position)	2,600
8	Takao Tadokoro (May 29, 1949)	April 1974 June 1999 June 2003 April 2004 June 2005	Joined Advantest Corporation Director Executive Officer Senior Vice President, Sales and Marketing Group (present position) Managing Executive Officer (present position)	4,000
9	Hiroyasu Sawai (May 23, 1950)	April 1974 June 1999 June 2003 April 2005 June 2005	Joined Advantest Corporation Director Executive Officer Senior Vice President, SE Group (present position) Managing Executive Officer (present position)	6,300
Note:
1:	These candidates do not have any special interest in the Company.
2:	Messrs. Naoyuki Akikusa and Yasushige Hagio are candidates for outside directors.

3:
The Company selected Mr. Naoyuki Akikusa as a candidate, because of his experience in company management, broad insight and deep knowledge of the semiconductor related industry, and the Company believes that he will contribute greatly to its management as an outside director.

The Company selected Mr. Yasushige Hagio as a candidate, because of his considerable experience and knowledge as a legal specialist, and the Company believes that he will contribute greatly to its management as an outside director.
4:
Although Mr. Yasushige Hagio has not been directly involved in the management of a company in the past, because he has been engaged in legal practice as a judge and an attorney-at-law for an extensive period, the Company believes that he will be able to adequately perform his duties as an outside director.

5:	Messrs. Naoyuki Akikusa and Yasushige Hagio have served as outside directors of the Company for two years.
6:
The Company has entered into an agreement with each of Messrs. Naoyuki Akikusa and Yasushige Hagio, limiting their liabilities as defined in Article 423, Paragraph 1 of the Company Law.  The upper limit of liability based on this agreement is the minimum liability as provided in the relevant laws and ordinances.

Agenda Item No. 2:	Election of two corporate auditors

Upon the closing of this ordinary general meeting of shareholders, the term of office of Messrs. Takashi Takaya and Megumi Yamamuro as corporate auditors will expire.  At this time, we request that you elect two corporate auditors.

We have obtained the consent of the Board of Corporate Auditors with respect to this agenda item.

The profile of the candidates for corporate auditor is set forth below.

	Name (Date of Birth)	Brief personal history; position and assignment in the Company; and representatives of other organizations, if any		Number of the Company’s shares owned
1	Yuri Morita (July 15, 1947)	April 1972 September 1995 June 2000 June 2003	Joined Fujitsu Limited Joined Advantest Corporation Director Managing Executive Officer (present position) Senior Vice President, Corporate Affairs Group (present position)	5,984
2	Megumi Yamamuro (March 8, 1948)	April 1974 April 1984 April 1988 April 1997 July 2004	Assistant Judge, Tokyo District Court Judge, Tokyo District Court Instructor, Legal Training and Research Institute Judge, Tokyo High Court Registered as Attorney-at-Law Joined CAST Law P.C. (currently CAST Itoga Law P.C.) (present position)	0
		October 2004	Professor, The University of Tokyo Graduate School of Law and Politics (present position)
		June 2005	Outside Corporate Auditor of Fujitsu Limited (present position)
		June 2006	Outside Corporate Auditor of Advantest Corporation (present position)

Note
1:	These candidates do not have any special interest in the Company.
2:	Mr. Megumi Yamamuro is candidate for outside corporate auditor.
3:	Election of Mr. Megumi Yamamuro is subject to approval of the University of Tokyo’s committee for dual employment policy.
4:
The Company selected Mr. Megumi Yamamuro as a candidate, because of his considerable experience and knowledge as a legal specialist and the Company believes that he is adequate to serve as an outside corporate auditor.

5:
Although Mr. Megumi Yamamuro has not been directly involved in the management of a company in the past, because he has been engaged in legal practice as a judge and an attorney-at-law for an extensive period, the Company believes that he will be able to adequately perform his duties as an outside corporate auditor.

6:	Mr. Megumi Yamamuro has served as an outside corporate auditor of the Company for two years.
7:
The Company has entered into an agreement with Mr. Megumi Yamamuro, limiting his liabilities as defined in Article 423, Paragraph 1 of the Company Law.  The upper limit of liability based on this agreement is the minimum liability as provided in the relevant laws and ordinances.

Agenda Item No. 3:	Issuance of the stock acquisition rights as stock options

Pursuant to Articles 236, 238 and 239 of the Company Law, we request that you approve the issuance of the stock acquisition rights as stock options to executive officers and employees of the Company and directors and employees of its domestic and foreign subsidiaries as described below.

1.	Reason for the issuance of the stock acquisition rights on especially favorable terms

The Company will issue stock acquisition rights as stock options on especially favorable terms to executive officers and employees of the Company and to directors and employees of its domestic and foreign subsidiaries for the purpose of enhancing motivation and morale in order to improve their performance.  In this manner, the Company aims to promote a management style conscious of enhancing shareholder value and to attract and retain outstanding personnel.

2.	Details of the stock acquisition rights

(1)	Persons to whom the stock acquisition rights will be allocated

Executive officers and employees of the Company and directors (excluding outside directors) and employees of its domestic and foreign subsidiaries, and foreign subsidiaries of the Company.  The foreign subsidiaries will then allocate the same rights as the stock acquisition rights pursuant to applicable local laws to directors (excluding outside directors) and employees of the foreign subsidiaries or other foreign subsidiaries.

(2)	Class and total number of shares to be issued or delivered upon exercise of the stock acquisition rights

Not exceeding 700,000 shares of common stock of the Company.

The number of shares to be issued or delivered upon exercise of each stock acquisition right shall be 100 shares, provided, that if the subscription price per share has been adjusted in accordance with sub-paragraph (5) below, the number of such shares shall be adjusted according to the following formula.  This adjustment shall been made only with respect to stock acquisition rights that have not yet been exercised as of the time of adjustment.  Any fractional share that arises as a result of an adjustment will be rounded down to the nearest whole number of shares.

Number of shares to be issued or delivered upon exercise of each stock acquisition right	=	Total subscription price
Subscription price per share

When the number of shares to be issued or delivered upon exercise of each stock acquisition right has been adjusted, the total number of shares to be issued or delivered upon exercise of the stock acquisition rights shall be adjusted to the number obtained by multiplying (i) the number of shares to be issued or delivered upon exercise of each stock acquisition right after adjustment by (ii) the number of the stock acquisition rights that have not yet been exercised as of such adjustment, then adding the number of shares that have been issued or delivered upon exercise of the stock acquisition rights. After the adjustment, the total number of shares to be issued or delivered upon exercise of the stock acquisition rights may exceed 700,000 shares.

(3)	Total number of stock acquisition rights to be issued

Not exceeding 7,000.

(4)	Payment to be made as consideration for the stock acquisition rights

No payment is required.

(5)	Subscription price to be paid upon exercise of each stock acquisition right

The subscription price to be paid upon exercise of each stock acquisition right shall be determined by multiplying (i) the subscription price per share as determined in the following paragraph on the day of allocation, by (ii) the number of shares to be issued or delivered upon exercise of each stock acquisition right as specified in sub-paragraph (2) above (initially, 100 shares).

The subscription price per share shall be 1.05 times the average closing price, rounded up to the nearest yen, of the common stock of the Company in regular trading on the Tokyo Stock Exchange on each day of the month preceding to the month in which any stock acquisition rights are allocated (excluding any such day on which there was no trade); provided, however, that if such amount is less than the closing price of the common stock of the Company on such day of allocation (or, if there was no trade on such day of allocation, the closing price on the immediately preceding day on which there was any trade), the subscription price per share shall be equal to the closing price on such day of allocation. The Company may determine the subscription price per share to be the same as that for the first stock acquisition rights issued based upon this Shareholders’ Meeting (if the subscription price per share for the first stock acquisition right is adjusted by the method described below, such adjusted subscription price per share) for any subsequent stock acquisition rights issued.

If, subsequent to the day of allocation of the stock acquisition rights, the Company splits or consolidates its common stock, or issues new shares or disposes of its treasury shares below market price (subject to certain other exceptions including the issuance or delivery of shares upon exercise of the stock acquisition rights), the subscription price per share shall be adjusted according to the formula set forth below, rounded up to the nearest yen.  Furthermore, the subscription price per share may, to the extent necessary and reasonable, be adjusted in a way deemed appropriate by the Company, in the case of merger or split of the Company, stock-for-stock exchange or certain other events.  The Company may determine the subscription price per share for each stock acquisition right issued pursuant to the resolution of this Shareholders’ Meeting after such adjustment to be the same as the adjusted subscription price per share.

(a)	Formula for adjustment in the case of share split or consolidation

Subscription price per share after adjustment	=	Subscription price per share before adjustment	x	1
Ratio of split / consolidation

(b)	Formula for adjustment in the case of issuance of new shares or disposition of treasury stock below market price

Subscription price per share after adjustment	=	Subscription price per share before adjustment	x	Outstanding number of shares	+	Number of new shares to be issued	x	Subscription price per share to be issued
Market price per share
				Outstanding number of shares		+	Number of new shares to be issued

In the above formula, “outstanding number of shares” shall mean the total number of outstanding shares of the Company after deduction of shares held by the Company as treasury stock.  In the case of disposition of treasury stock, “number of new shares to be issued” in the above formula shall be read as “number of treasury shares to be disposed of.”

(6)	Exercise period of the stock acquisition rights

Between April 1, 2009 and March 31, 2013 (4 years).

(7)	Conditions for exercise of the stock acquisition rights

(a)
A person to whom the stock acquisition rights have been allocated, other than foreign subsidiaries of the Company, must be a director, corporate auditor, executive officer or employee of the Company or its domestic or foreign subsidiary at the time of exercise, except where there are any reasons the Company deems justifiable.

(b)	The stock acquisition rights may not be inherited.

(c)	No stock acquisition right may be exercised in part.

(d)	Other terms and conditions will be determined at a meeting of the Board of Directors to be held subsequent to the Shareholders’ Meeting.

(8)	The Company’s acquisition of the stock acquisition rights

The Company shall automatically acquire the stock acquisition rights, for no consideration, if:

(a)
the general meeting of shareholders resolves to approve (if approval by the shareholders’ meeting is not legally required, then the Board of Directors may approve) (i) any merger agreement pursuant to which the Company shall dissolve, (ii) any agreement or a plan pursuant to which the Company shall split all or part of its business or (iii) any stock-for-stock exchange agreement or stock-transfer plan pursuant to which the Company shall become a wholly-owned subsidiary of another company;

(b)
a person to whom the stock acquisition rights have been allocated, other than foreign subsidiaries of the Company, does not hold the position of a director, corporate auditor, executive officer, employee or any other similar position of the Company or its domestic and foreign subsidiaries, except where there are any reasons the Company deemed justifiable;

(c)	a person to whom the stock acquisition rights have been allocated, other than foreign subsidiaries of the Company, dies;

(d)	a person to whom the stock acquisition rights have been allocated waives all or part of his/her stock acquisition rights to the Company in a written form designated by the Company;

(e)
a person to whom the stock acquisition rights have been allocated, other than foreign subsidiaries of the Company, becomes a director, corporate auditor, executive officer or employee of a company that competes with the Company, except where such change of position has approved by the Company;

(f)
a person to whom the stock acquisition rights have been allocated is in violation of laws and regulations, internal rules or other regulations of the Company, except where there are any reasons the Company deems justifiable; and

(g)	other events as determined by resolution at a meeting of the Board of Directors to be held subsequent to the Shareholders’ Meeting.

(9)	Matters concerning the amount of capital and the additional paid-in capital increased by the issuance of shares upon exercise of the stock acquisition rights

(a)
The amount of capital increased by the issuance of the shares upon exercise of the stock acquisition rights shall be the amount equal to one-half of the maximum limit of capital increase, as calculated in accordance with Article 40, Paragraph 1 of the Company Accounting Regulation (kaisha keisan kisoku), and any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen.

(b)
The amount of additional paid-in capital increased by the issuance of the shares upon exercise of the stock acquisition rights shall be the amount obtained by subtracting the capital to be increased, as provided in the sub-paragraph (a) above, from the maximum limit of capital increase, as also provided in the sub-paragraph (a) above.

(10)	Restriction on the transfer of the stock acquisition rights

Acquisition of the stock acquisition rights by transfer shall require an approval by the Board of Directors.  Provided, however, if it is the Company acquiring the stock acquisition rights by transfer, such transfer shall be deemed to be approved by the Board of Directors.

(11)	Other details in respect of the stock acquisition rights will be determined by resolution at a meeting of the Board of Directors to be held subsequent to the Shareholders’ Meeting.

(Instructions for the Exercise of Voting Rights via the Internet, etc.)

     If you choose to exercise your voting rights via the Internet, etc., please read the following instructions before doing so:

(Method of voting via the Internet)
1.
Voting rights may be exercised online only by using the following website designated by the Company (http://www.e-tosyodai.com).  It is possible to access this site through Internet access on a mobile phone.

(Please note that you will need the voting number and dedicated voting password as indicated on the enclosed voting rights exercise form if you want to exercise your voting rights on the Internet.)

2.	Any connection charges due to Internet service providers and communication charges due to communication carriers incurred as a result of using the voting website shall be paid by the shareholder.

Note: The following system environment must be satisfied if you use the voting website via the Internet by using a mobile phone:
(1)	Any one of i-mode, EZweb or Yahoo!Keitai services is available.
(2)	The mobile phone must have SSL communication function which enables cryptographic communication.
(i-mode, EZweb and Yahoo!Keitai are trademarks or registered trademarks of NTT Docomo, KDDI Co., Ltd. and Softbank Mobile Corp., respectively.)

Any inquiries relating to the procedures for exercising voting rights online shall be directed to the following:
Share registration agent:                   Tokyo Securities Transfer Agent Co., Ltd.
Phone number:                   0120-49-7009 (toll-free number)

   〔To: Institutional Shareholders〕
The Company is a participant in the electronic voting platform operated by ICJ Inc.